September 22, 2006

VIA EDGAR AND COURIER

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

ATTN:	Ms. Brigitte Lippmann

Re:	Vitro, S.A. de C.V.

Request for Acceleration of Effectiveness of

Registration Statement on Form F-4

File No. 333-135546

Dear Ms. Lippmann:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Vitro, S.A. de C.V. (the “Company”) hereby respectfully requests the acceleration of the effective date of the above-referenced Registration Statement to 10:00 A.M. Eastern Time on September 22, 2006, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Howard Kelberg of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5530 once the above-referenced Registration Statement has been declared effective. Thank you for your assistance with this filing.

VITRO, S.A. DE C.V.

By:	/s/ Claudio Del Valle
Name: Claudio Del Valle
Title: Attorney in Fact